OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Intellicheck Mobilisa, Inc.

(Name of Issuer)

Common Stock par value $0.001

 (Title of Class of Securities)

45817G 102

 (CUSIP Number)

Bonnie Ludlow
191 Otto Street
Port Townsend, WA  98368
360.344.3233

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45817G 102

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bonnie Ludlow

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).

	6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,908,779 (includes options to purchase 12,500 shares exercisable within 60 days from March 9, 2011).

	8.	Shared Voting Power 4,191,726 (all 4,191,726 of which are shares owned by Ms. Ludlow’s spouse).

	9.	Sole Dispositive Power 6,908,779 (includes options to purchase 12,500 shares exercisable within 60 days from March 9, 2011).

	10.	Shared Dispositive Power 4,191,726 (all 4,191,726 of which are shares owned by Ms. Ludlow’s spouse).

11.
Aggregate Amount Beneficially Owned by Each Reporting Person: 11,100,505 (includes (i) options to purchase 12,500 shares exercisable within 60 days from March 9, 2011 and (ii) 4,191,726 shares owned by Ms. Ludlow’s spouse).

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 41.1%

	14.	Type of Reporting Person IN

Explanatory Note

This Amendment No. 6 to Schedule 13D (the “Amendment”) relates to shares of Common Stock, par value $0.001 per share (“Common Stock”), of Intellicheck Mobilisa, Inc., a Delaware corporation with its principal office located at 191 Otto Street, Port Townsend, WA  98368, and is being filed on behalf of Bonnie Ludlow to amend and supplement the Items set forth below of Ms. Ludlow’s Schedule 13D, as amended, that was previously filed with the Securities and Exchange Commission on March 25, 2008 (the “Schedule 13D”).

Item 4.	Purpose of Transaction.

On March 14, 2011, Ms. Ludlow and John Paxton agreed to the extension of the expiration date of certain private call rights for the purchase of 138,200 shares of common stock from March 14, 2011 to March 31, 2011.

Item 5.	Interest in Securities of the Issuer

(a)	See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate numbers of shares and percentage of Common Stock beneficially owned by Ms. Ludlow.

(b)
See items 7 through 10 on the cover pages to this Schedule 13D for the aggregate numbers of shares of Common Stock beneficially owned by Ms. Ludlow as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)
As set forth herein, on March 14, 2011, Ms. Ludlow and John Paxton agreed to the extension of the expiration date of certain private call rights for the purchase of 138,200 shares of common stock from March 14, 2011 to March 31, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ms. Ludlow presently holds 25,000 options to purchase shares of Common Stock at an exercise price of $2.60 that expire on July 17, 2013.  These options vest 25% per year on the anniversary of the date of grant beginning July 17, 2009.  Currently 12,500 options are exercisable.

Pursuant to a grant of call right, Ms. Ludlow is obligated to sell, upon his exercise, 138,200 shares of Common Stock to John Paxton at a price of $0.46 per share. Such right expires March 31, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2011
Date

/s/ Bonnie Ludlow
Signature

Bonnie Ludlow
Name